February 26, 2025
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
To Whom it May Concern:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Secured Lending Fund (“BXSL”) has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the period ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on February 26, 2025. BXSL has made such disclosure based on information provided by other companies that may be deemed to be under common control with BXSL, and not because of any conduct by BXSL.

Very truly yours, BLACKSTONE SECURED LENDING FUND

By:	/s/ Oran Ebel
Name:	Oran Ebel
Title:	Chief Legal Officer and Secretary

Blackstone Secured Lending Fund 345 Park Avenue, 31st Floor New York, New York 10154 T 212 503 2100